Santiago, January 12, 2012

Via E-mail: LoS@sec.gov

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Andina Bottling Company, Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
File No. 001-13142

Dear Ms. Jenkins,

Set forth below are the Company’s responses to your letter dated December 19, 2011 relating to its Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F:

Item 5. Operating and Financial Review and Prospects, page 34

1.              We note your disclosure on page F-15 and F-24 of the exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption. Please revise to provide detailed information as to the permitted or required exceptions in IFRS 1 that were used by the Company, pursuant to instruction number four to Item 5 of Form 20-F.  Alternatively, explain to us why you believe this information is not necessary.

The Company respectfully submits that its IFRS 1 disclosures contained within both its Consolidated Financial Statements and Item 5 are sufficient, and it has not revised its filing for this Staff’s comment.  The Company highlights that the exemptions applied are explained in detail in Note 3 to the Consolidated Financial Statements, and that the lead-in discussion to Item 5 (on page 34) clearly indicates both:

•                  “the following discussion should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto” and

•                  “IFRS 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet.  See Note 3 to the Audited Consolidated Financial Statements of the Company for a discussion of the exceptions elected by the Company.”

Disclosures in Note 3 also contain requisite disclosures indicated per instruction number four to Item 5.

Accordingly, the Company did not repeat the specific items contained within the instruction number four to Item 5, as the Company believes that the information included in Item 5 (including the information referenced therein) was sufficient for an investor’s understanding of the Company’s financial condition, changes in financial condition and results of operations.

Operating Results, page 36

Results of Operations for the Years Ended December 31, 2010 and 2009, page 37

2.               We note your discussion of the primary underlying factors that caused the increases in your net sales and cost of sales, in both total and by segment, and your total administrative and selling expenses in fiscal 2010 compared to fiscal 2009.  In future filings, please confirm to us that you will indicate the extent to which these line items were affected by the significant underlying factors.  In this regard, we believe that the significant factors affecting these line items should also be quantified.  Refer to Item 5.A of Form 20-F.

Please be advised that in future filings the Company will indicate and quantify, when applicable, the extent to which net sales, cost of sales and total administrative and selling expenses are affected by significant underlying factors (not otherwise disclosed).

A. Liquidity and Capital Resources, page 41

3.              In future filings, please confirm to us that you will provide a more robust evaluation of the sources and amounts of your operating, investing and financing cash flows pursuant to Item 5.B.1(b) of Form 20-F.  In this regard, we believe that the evaluation of your cash flows should quantify the individually significant period-to- period variations within each section of the cash flow statement, and qualitatively describe the underlying drivers of such variations.

Please be advised that in future filings the Company will provide a more robust evaluation of the sources and amounts of its operating, investing and financing cash flows pursuant to Item 5.B.1(b) of Form 20-F.  The evaluation of cash flows will also quantify the individually significant period-to- period variations within each section of the cash flow statement, and qualitatively describe the underlying drivers of such variations.

Exhibits, page 78

4.               We note that you have not included the bottler agreements, distributor agreements, the shareholders’ agreement, the depositary agreement and debt indentures as exhibits to your Form 20-F.  Please tell us why you have not included these documents as exhibits, or confirm that you will file these documents, or incorporate them by reference, as exhibits in your next Form 20-F.

Please be advised that the Company does not have distributor agreements.  The Company will file its bottler agreements, the shareholders’ agreement of which it has knowledge, the depositary agreement and debt indentures as exhibits to its next Form 20-F.

Consolidated Financial Statements

Report of Independent Auditors, page F-1

5.          We note that the reports from your independent registered accounting firm on pages F-1 through F-3 do not include conformed signatures. Please confirm to us that you have on file the original manually signed reports from your independent registered accounting firm for their audits of your financial statements and internal control over financial reporting as of December 31, 2010.  Also confirm to us that in future filings you will obtain and file audit reports that contain conformed signatures of your independent registered public accounting firm. Refer to Rule 302(a) of Regulation S-T, and Rule 2-02(a) of Regulation S-X.

We hereby confirm that the following original manually signed reports from the Company’s independent registered public accounting firm are on file:

•                  the audit of our consolidated financial statements as of December 31, 2010, 2009 and January 1, 2009, and for the two year period ended December 31, 2010;

•                  the audit of internal control over financial reporting as of December 31, 2010.

We also confirm that in future Form 20-F filings the Company will obtain and file audit reports that contain conformed signatures.

Notes to Consolidated Financial Statements, page F-10

Note 3 — First-Time Adoption of IFRS, page F-24

6.              Please explain to us and quantify how the transition from Chilean GAAP to IFRS affected your consolidated statement of cash flows.  To the extent the transition resulted in material adjustments to your statement of cash flows, revise to explain such adjustments as required by IFRS 1.25.

Presented below is a supplemental reconciliation of summary cash flows from Chilean GAAP to IFRS for the year ended December 31, 2009:

	Chilean GAAP	Time Deposits with >90 day purchased maturities(1)	Translation Effects(2)	IFRS
	ThCh$	ThCh$	ThCh$	ThCh$

Cash and cash equivalent balances at January 1, 2009	126,246,838	(39,512,890)	2,972,033	89,705,981
Net cash provided by operating activities	122,051,640		9,074,780	131,126,420
Net cash used in investing activities	(72,136,450)	(10,140,898)	(2,041,393)	(84,318,741)
Net cash used in financing activities	(67,531,694)		(224,616)	(67,756,310)
Impact of exchange rate on cash and cash equivalent balances	3,814,675		(9,780,804)	(5,966,129)
Cash and cash equivalent balances at December 31, 2009	112,445,009			62,791,221

(1)          Pursuant to Chilean GAAP, financial instruments with purchased maturities exceeding 90 days that were considered by the Company to be liquid in nature and also planned to be used in the normal course of business during the following year were routinely treated as cash equivalents.     Only financial instruments with purchased maturities of 90 days or less were considered cash equivalents for IFRS purposes.  This difference resulted in a reclassification from cash equivalents to marketable securities for certain instruments in the January 1, 2009 transition balance sheet, and also in an adjustment to investing activities due to the purchase and maturities of such instruments.    The Company did not disclose the aforementioned changes to its consolidated statement of cash flows in Note 3, as the Company does not believe they are required to enable users to understand the material adjustments to the consolidated financial statements.    In forming its conclusion, the Company observed that cash flows from operating activities, working capital and short-term liquidity and capital resources were not impacted by the reclassification.

(2)              Note 3.3.5 to the Consolidated Financial Statements discusses differences between Chilean GAAP and IFRS as it relates to foreign currency translation effects.   These differences (and certain other computational differences) have also resulted in statement of cash flow differences between Chilean GAAP and IFRS. The Company did not disclose the aforementioned changes to its consolidated statement of cash flows in Note 3, as: (i) the Company had already conceptually disclosed that foreign currency translation differences existed, and (ii) it did not believe a further disclosure would be required to enable users to understand the material adjustments to the consolidated financial statements.  In forming its conclusion, the Company also observed that beginning and ending cash and cash equivalent balances were not impacted.

Note 29 — Subsequent Events, page F-10 (F-70)

7.              Please confirm to us that you will provide the disclosures required by IAS 10.17 in future filings.

IAS 10.17 indicates “an entity shall disclose the date when the financial statements were authorised for issue and who gave that authorisation. If the entity’s owners or others have the power to amend the financial statements after issue, the entity shall disclose that fact.”

Please observe that Note 2.3 of the Consolidated Financial Statements indicate:

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in equity for the years ended December 31, 2010 and 2009, which were approved by the Board of Directors during session held on June 28, 2011.

Furthermore, we confirm that in future filings we will continue to provide the disclosures required by IAS 10.17.

Embotelladora Andina S.A. hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any questions you may have.

(signed)
Andrés Wainer P.
Chief Financial Officer